Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-194263

March 27, 2014

iKang Healthcare Group, Inc.

iKang Healthcare Group, Inc., or our company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents our company has filed with the SEC for more complete information about our company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents our company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, our company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting (i) the Prospectus Department of Merrill Lynch, Pierce, Fenner & Smith Incorporated, 222 Broadway, New York, NY 10038, by e-mail at dg.prospectus_requests@baml.com; (ii) Prospectus Department of UBS Securities LLC, 299 Park Avenue, New York, NY 10171, (888) 827-7275; or (iii) Oppenheimer & Co. Inc., 85 Broad Street, 26th Floor, New York, NY 10004, Telephone: 212-667-8563, Email: EquityProspectus@opco.com. You may also access our company’s most recent prospectus dated March  27, 2014 by visiting the SEC website at

http://www.sec.gov/Archives/edgar/data/1524190/000119312514118050/0001193125-14-118050-index.htm

This free writing prospectus reflects the following amendments that were made in Amendment No. 3 to our company’s registration statement on Form F-1 (registration No. 333-194263), or Amendment No. 3, as filed via EDGAR with the SEC on March 27, 2014. All references to page numbers are to page numbers in the preliminary prospectus which forms part of Amendment No. 3.

PROSPECTUS COVER

The name of Oppenheimer & Co. has been added on this page.

PROSPECTUS SUMMARY

The last paragraph on page 11 has been replaced with the paragraph below:

The number of Class A common shares that will be outstanding immediately after this offering:

•	is based upon 26,951,189 Class A common shares outstanding as of the date of this prospectus, assuming the conversion of 1,570,000 outstanding Class B common shares and 20,781,515 preferred shares into an aggregate of 22,351,515 Class A common shares on a one-for-one basis immediately upon the completion of this offering;

•	assumes that the underwriters do not exercise their option to purchase additional ADSs to cover overallotments;

•	excludes 1,888,698 Class A common shares issuable upon the exercise of stock options that are outstanding as of the date of this prospectus, at a weighted average exercise price of US$4.56 per share; and

•	excludes 1,620,000 Class A common shares reserved for future issuances under our Share Incentive Plans.

RISK FACTORS

The first paragraph of the risk factor under the heading “You might not have the same voting rights as the holders of our Class A common shares and might not receive voting materials in time to be able to exercise your right to vote.” on page 50 has been replaced by the paragraph below:

Except as described in this prospectus and in the deposit agreement, holders of the ADSs will not be able to exercise voting rights attaching to the shares evidenced by the ADSs on an individual basis. Under the deposit agreement, you must vote by giving voting instructions to the depositary, including instructions to give a discretionary proxy to a person designated by us. Upon receipt of your voting instructions, the depositary will vote the underlying Class A common shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. You may not receive voting materials in time to instruct the depositary to vote, and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

CAPITALIZATION

The third bullet point in the second paragraph on page 66 has been replaced with the sentence below:

•	on a pro forma as-adjusted basis to reflect (1) the above, (2) the issuance and sale of 3,787,223 Class A common shares in the form of ADSs by us in this offering, assuming an initial public offering price of US$13.00 per ADS, the mid-point of the estimated range of the initial public offering price, after deducting estimated underwriting discounts and commissions and offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs , (3) the issuance and sale of 1,538,461 Class A common shares in the private placement to Best Investment Corporation concurrently with this offering, assuming an initial offering price of US$13.00 per ADS, the mid-point of the estimated initial public offering price range shown on the front cover page of this prospectus, and (4) the reclassification of 788,842 of Class A common shares into 788,842 Class C common shares upon the completion of this offering.

The table set forth on page 67 has been replaced with the table below:

	As of December 31, 2013
	Actual	Pro forma	Pro forma as Adjusted
	US$	US$	US$
	(in thousands)
Convertible redeemable participating preferred shares
Series A convertible redeemable participating preferred shares ($0.01 par value; 1,094,668 shares authorized, issued and outstanding).	$6,496	$—	$—
Series B convertible redeemable participating preferred shares ($0.01 par value; 686,368 shares authorized, issued and outstanding)	6,512	—	—
Series C-1 convertible redeemable participating preferred shares ($0.01 par value; 794,250 shares authorized, issued and outstanding)	5,700	—	—
Series C-2 convertible redeemable participating preferred shares ($0.01 par value; 126,286 shares authorized, issued and outstanding)	1,709	—	—
Series C-3 convertible redeemable participating preferred shares ($0.01 par value; 1,024,318 shares authorized, issued and outstanding)	4,157	—	—
Series D-1 convertible redeemable participating preferred shares ($0.01 par value; 3,488,864 shares authorized, issued and outstanding)	29,750	—	—
Series D-2 convertible redeemable participating preferred shares ($0.01 par value; 2,072,624 shares authorized, issued and outstanding)	11,300	—	—
Series E convertible redeemable participating preferred shares ($0.01 par value; 4,289,457 shares authorized, issued and outstanding)	54,098	—	—
Series F convertible redeemable participating preferred shares ($0.01 par value; 7,204,680 shares authorized, issued and outstanding)	144,795	—	—
Total convertible redeemable participating preferred shares	264,517	—	—
Equity:
Class A common shares, par value $0.01 per share, 37,648,485 shares authorized; 4,599,674 shares issued and outstanding as of the date of this prospectus; 26,951,189 shares issued and outstanding on a pro forma basis; 31,488,031 shares issued and outstanding on a pro forma as-adjusted basis	45	269	315
Class B common shares, par value $0.01 per share, 1,570,000 shares authorized, issued and outstanding as of the date of this prospectus	16	—	—
Class C common shares, par value $0.01 per share, 2,000,000 shares authorized; 788,842 shares issued and outstanding on a pro forma as adjusted basis(1)	—	—	8
Additional paid-in capital(2)	412	264,721	389,961
Statutory reserve	2,267	2,267	2,267
Accumulated deficit	(128,735)	(128,735)	(128,735)
Accumulated other comprehensive income	6,399	6,399	6,399
Total iKang Guobin Healthcare Group, Inc. shareholders’ equity (deficit)	(119,596)	144,921	270,215

Non-controlling interest	1,772	1,772	1,772

Total mezzanine equity and equity	146,693	146,693	271,987

Total	$146,693	$146,693	$271,987

SELECTED CONSOLIDATED FINANCIAL DATA

The last row of the first table set forth on page 73 has been replaced with following:

% of net revenues	5.4%	10.6%	10.7%	16.7%	15.8%

PRINCIPAL AND SELLING SHAREHOLDERS

The table set forth on page 162 has been replaced with the table below:

	Shares Beneficially Owned Prior to this Offering		Shares Being Sold in This Offering		Shares Beneficially Owned after this Offering (Assuming No Exercise of Overallotment Option)		Percentage of Votes Held after this Offering
	Number	%	Number	%	Number	%	%
Directors and Executive Officers:
Ligang Zhang(1)	4,701,657	17.3	—	—	4,701,657	14.5	36.0
Boquan He(2)	4,448,575	16.5	—	—	4,448,575	13.8	10.3
Bonnie Sum Wai Lo	—	—	—	—	—	—	—
David Ying Zhang	—	—	—	—	—	—	—
Feiyan Huang(3)	557,865	2.1	20,000	*	537,865	1.7	*
Minjian Shi(4)	466,831	1.7	—	—	466,831	1.4	1.1
Qing Liu	—	—	—	—	—	—	—
Thomas McCoy Roberts	—	—	—	—	—	—	—
Daqing Qi	—	—	—	—	—	—	—
Yang Chen	*	*	—	—	*	*	*
Yafang Zhou(5)	591,390	2.2	—	—	591,390	1.8	1.2
Yunming Hui	*	*	—	—	*	*	*
All directors and executive officers as a group	10,766,318	39.4	—	—	10,746,318	32.9	49.5

Principal and Selling Shareholders:
Top Fortune Win Ltd.(6)	4,448,575	16.5	—	—	4,448,575	13.8	10.3
ShanghaiMed, Inc.(7)	3,369,836	12.4	—	—	3,369,836	10.4	7.8
NewQuest Asia Investments Limited(8)	1,647,992	6.1	865,200	3.2	674,642	2.1	1.6
Broad Street Principal Investments, L.L.C.(9)	3,491,023	13.0	—	—	3,491,023	10.8	8.1
Ora Investment Pte Ltd.(10)	3,933,366	14.6	600,000	2.2	3,333,366	10.3	7.7
Gold Partner Consultants Limited(11)	557,865	2.1	20,000	*	537,865	1.7	*
Perfect Fortune Success Ltd.(12)	153,304	*	30,000	*	123,304	*	*
AvantaLion, LLC(13)	580,000	2.2	100,000	*	480,000	1.5	1.1
Zhang Xiao Qi(14)	131,937	*	50,000	*	81,937	*	*

The footnote (7) on page 163 has been replaced with the sentences below:

(7)	Represents 196,139 Class A common shares, and 3,023,697 Class A common shares issuable upon the conversion of 1,570,000 Class B common shares, 770,000 Series A preferred shares, 52,268 Series B preferred shares, 631,429 Series C-3 preferred shares, and 150,000 Class A common shares issuable through the exercise of stock options owned by ShanghaiMed, Inc. in which Mr. Ligang Zhang owns a 90% equity interest. The registered address of ShanghaiMed, Inc. is Palm Grove House, P.O. Box 3186, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.

RELATED PARTY TRANSACTIONS

The second and third bullet points on page 169 have been replaced with the sentence below:

•	In August 2013, Star Rising Ltd. transferred an aggregate of 313,220 Series D-1 preferred shares and 16,780 Series D-2 preferred shares to AvantaLion, LLC at a price of US$12.0309 per share.

•	In August 2013, Gold Starlite Assets Ltd. transferred an aggregate of 150,000 Series D-1 preferred shares and 100,000 Series D-2 preferred shares to AvantaLion, LLC at a price of US$12.0309 per share.

TAXATION

The first paragraph on page 195 has been replaced with the paragraph below:

The following sets forth material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our Class A common shares or ADSs. It is based upon laws and relevant interpretations thereof as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our Class A common shares or ADSs, such as the tax consequences under U.S. state, and local tax laws. To the extent that this discussion relates to matters of Cayman Islands tax law, it is the opinion of Conyers Dill & Pearman (Cayman) Limited, our special Cayman counsel. To the extent that the discussion relates to matters of PRC tax law, it is the opinion of King & Wood Mallesons Lawyers, our special PRC counsel.

The second paragraph on page 197 has been replaced with the paragraph below:

In the opinion of Davis Polk & Wardwell LLP, our U.S. counsel, the following are material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of Class A common shares or ADSs, but this discussion does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to acquire Class A common shares or ADSs in the offering. This discussion applies only to a U.S. Holder that owns Class A common shares or ADSs as capital assets for U.S. federal income tax purposes. In addition, it does not describe all of the tax consequences that may be relevant in light of the U.S. Holder’s particular circumstances, including alternative minimum tax consequences, any aspect of the Medicare contribution tax on “net investment income” and tax consequences applicable to U.S. Holders subject to other special rules, such as, but not limited to:

UNDERWRITING

The table set forth on page 202 has been replaced with the table below:

Underwriters	Number of ADSs
Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS Securities LLC
Oppenheimer & Co. Inc.
Total	10,904,846

PROSPECTUS BACK COVER

The name of Oppenheimer & Co. has been added on this page.